UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release December | 2018

Azul Reports December Traffic

São Paulo, January 7th, 2019 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and flight departures, announces today its preliminary traffic results for December 2018.

Consolidated passenger traffic (RPKs) increased 13.4% compared to December 2017 on a capacity increase (ASKs) of 13.5% resulting in a load factor of 83.0%, mostly in line with the 83.1% recorded in December 2017. Domestic load factor was 81.3%, representing a decrease of 0.4 p.p. compared to the same period in 2017 while international load factor was 88.0%, up 0.6 p.p..

“December was another strong month for Azul as we continue to execute on our fleet transformation strategy backed by a solid demand environment. We received another two A320neos in December, ending the year with 20 aircraft of this type. As we move forward, we continue to be very excited about our fleet transformation process and the results we are seeing from it”, says John Rodgerson, Azul’s CEO.

In 2018, Azul was once again the most on-time airline in Brazil, with an on-time arrival rate of 86.5% according to FlightStats.

	Dec-18	Dec-17	% ∆	4Q18	4Q17	% ∆	2018	2017	% ∆
Total
RPK (million)	2,325	2,049	13.4%	6,162	5,382	14.5%	24,156	20,760	16.4%
ASK (million)	2,800	2,467	13.5%	7,425	6,506	14.1%	29,353	25,300	16.0%
Load factor	83.0%	83.1%	-0.1 p.p.	83.0%	82.7%	+0.3 p.p.	82.3%	82.1%	+0.2 p.p.
Domestic
RPK (million)	1,698	1,510	12.4%	4,668	4,108	13.6%	17,856	16,424	8.7%
ASK (million)	2,088	1,849	12.9%	5,707	5,060	12.8%	22,103	20,458	8.0%
Load factor	81.3%	81.7%	-0.4 p.p.	81.8%	81.2%	+0.6 p.p.	80.8%	80.3%	+0.5 p.p.
International
RPK (million)	627	539	16.2%	1,494	1,274	17.3%	6,300	4,336	45.3%
ASK (million)	712	618	15.4%	1,718	1,446	18.9%	7,250	4,842	49.7%
Load factor	88.0%	87.4%	+0.6 p.p.	87.0%	88.1%	-1.1 p.p.	86.9%	89.5%	-2.6 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 773 daily flights to 110 destinations. With an operating fleet of 123 aircraft and more than 11,000 crewmembers, the Company has a network of 219 non-stop routes as of December 31, 2018. In 2018, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Traffic Release December | 2018

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or June affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “June,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 7, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer